Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   Subject Company: Battle Mountain Gold Company
                                                      Commission File No. 1-9666



                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                          Page 1



                           NEWMONT MINING CORPORATION

                                  June 21, 2000

                                  1:00 p.m. CDT

Coordinator    Good afternoon, and welcome to the Newmont/Battle Mountain conference call.  Beginning today's call is Mr. Jack Morris, Vice
               President of Investor  Relations for Newmont Mining  Corporation.
               Mr. Morris, you may begin.

J. Morris      Thank you very much, and I appreciate  everybody  taking the time to join us this afternoon. It's always a pleasure to host a conference call like this when we have good news. Ron Kembley, Chairman of Newmont Mining; and Carl Ellers, Chairman and acting
               CEO of Battle Mountain Gold, are going to be conducting this conference call.

               Just a couple of housekeeping measures before we get started. This is being done simultaneously on our Web site. If you're close to a computer, I think you have the number to log in. If you are not, you can retrieve this information later on our Web site.
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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                          Page 2

               I think the comments we'll be making today will be clear enough if you're in a listen only mode. We will certainly fax you material if you don't get it at this time, just let us know after the call and we'll take care of that.

               With that Ron, why don't you start off and let the people know what we're all about today.

R. Kembley     Thank you,  Jack.  Thanks for joining us this  afternoon on short notice. Carl and I are here in Denver, and Carl has with him John
               Keys and Joe Baliss, who will be available for Q&A. Wayne Murty is here and Bruce Hanson are here with me; that's the Newmont team, and they'll go through the part of the discussion.

               But I'd just like to start by saying that we're very pleased to have announced this morning the definitive merger transaction of Newmont and Battle Mountain. We think the combination creates a stronger company with an excellent strategic fit of assets, and the resulting cash synergies will increase shareholder value. Battle Mountain will become a wholly-owned subsidiary of Newmont.


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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                          Page 3

               Before going any further, I'd like Carl to make a few comments relative to the Battle Mountain perspective.

C. Ellers      Thank you, Ron. Good  afternoon,  ladies and  gentlemen.  I think you'll see in this presentation today that Ron and Wayne will be giving, that this merger from Battle Mountain shareholders' perspective, which I represent, does present an outstanding opportunity for our shareholders to participate in becoming one of the strongest, largest precious metals companies in precious metals industry.

               Both of our companies are low cost producers. We have natural reserves and most particularly a very synergistic relationship in Nevada with our mines and plants and ore bodies, as well as global reach in our... during ...

               So with that, Ron and his colleagues will be presenting the slide show... following ... all of us will be available ... . Ron?

R. Kembley     Thank you, Carl. Next slide.  This slide indicates that obviously this is a negotiated transaction with an exchange ratio of 0.105 share of Newmont for each share of Battle Mountain. Newmont shareholders receive 9.9

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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                          Page 4

               million ounces of reserves, 760,000 ounces a year of low cost production, plus the highly prospective Phoenix property in Nevada.

               I would say, obviously, from the Newmont standpoint, the Phoenix property was the driving factor in this transaction. Battle Mountain shareholders receive a 25% premium based on the share prices at the close of yesterday's market, and will own approximately 13% of a stronger, more liquid company.

               Next slide. Newmont strategy reflected here, and our strategy is fairly basic. We want to build our company on world-class mining districts, and certainly the Battle Mountain merger strengthens our base in Nevada. We get to utilize the infrastructure there for the development of the Phoenix property.

               We also, as part of our strategy, want to grow primarily through exploration, technology, and synergistic acquisitions. Again, we think that the Battle Mountain merger complements this part of the strategy.

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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                          Page 5

               We're committed to low cost operation, and Battle Mountain really is one of the lowest cost producers in our industry and again, meets our criteria for enhancing shareholder value.

               Finally, we want to maintain a high leverage to the gold price. As we continue to believe that coal option on gold is the primary reason for owning a gold stock. Battle Mountain maintains our largely unhedged position.

               Next slide. The merger creates a stronger company. It increases our year-end 1999 reserves by 17%, 66.5 million ounces of gold, giving Newmont the third largest reserve position in the world. It will immediately add 15% to production as we retain our rank as the world's second largest producer. Next, that the merger will help reduce total cash cost and generate strong cash flow after the Phoenix property starts up.

               Next slide. Battle Mountain is an excellent strategic fit, it brings synergies similar to the Santa Fe acquisition of 1997, as the proximity to our properties allows utilization of our existing facilities and a good fit with technology. It provides the platform to further optimize on Nevada assets and strengthen geographic quality of our reserve base.
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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                          Page 6

               Post merger, 56% of our reserves will be in North America versus 52% today. We also pick up quality reserves in South America and Australia.

               Next  slide.  The  merger  generates   immediate   operating  and
               administrative synergies by integrating Phoenix into our Nevada operations and reducing pro forma G&A and exploration expenses.

               In addition, we expect to realize savings in purchasing as well as adopting best practices from our gold metal performance program. ...annual cash savings of approximately $30 million a year are expected, making the transaction accretive to Newmont in terms of earnings and NAV immediately and accretive in cash flow after Phoenix starts up. At tails end it is cash flow neutral. It also maintains our leverage to rising gold price as only 5.5% of the combined companies reserve are hedged.

               Next slide. I think that it's clear to everyone that this industry needs consolidation. Our transaction with Battle Mountain may step in that direction. To deliver shareholder value, we think we must, as gold producers, exert greater discipline in investments and have the capability of reducing production, prices are low.

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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                          Page 7

               We must also provide marketing support for our product; an area where we've all been quite lax. We must also have managerial and geographic depth to take advantage of the world's best exploration targets. And the industry needs greater visibility in the investment community. All of this can only come as more production moves into the hands of fewer financially stronger companies.

               With that, I'd like to turn it over to Wayne for a discussion of the Phoenix project and other operations and then Bruce Hanson will follow up with some financial information.

W. Murty Next slide. Thank you, Ron. I'm going to start with a quick overview of operations and our expected synergies. The combined company will have 19 open pits and seven underground mines, eight countries stretching from Canada to Bolivia and the Western Hemisphere and from the Uzbekistan in central Asia to Australia.

               You will see on the slide here that the company in Papua, New Guinea, as indicated, that the Battle Mountain share of its reserves of approximately one million ounces is not reflected in the total 66.5 million ounces of reserves that we've talked about, as their interest is being held for resale.

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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                          Page 8

               Next slide. Canada sold a giant in Holloway at nearly 2.5 million ounces of gold reserves, 425,000 ounces of annual production. April, as many of you are aware, our custom milling agreement at Holloway was...procurement ...that will lower operating costs by $15 an ounce. The estimated total cash cost per ounce for 2000 Canada is estimated at $165.

               Next slide. ... property in Bolivia is performing well, with expected production this year 225,000 ounces and an estimated total cash cost of $665 per ounce. Reserves are 1.3 million ounces. In addition, ...what Battle Mountain has done; they're a social program through the Interaini Foundation. We think that will help us in defining programs for our community efforts in other third world countries.

               Next slide. Australia the ... property comes with growing reserves and production. While small by Newmont standards their end reserves are 440,000 ounces, and production this year of 115,000 ounces Battle Mountain ... share. The mine is operated by Normandy and thus will not require a lot of our management's time. Elsewhere, as we noted earlier, Battle Mountain has a 9.7% interest in Lahere. It also has promising

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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                          Page 9

               exploration  projects in  Argentina  and  Mexico,  in addition to those around the Phoenix ... project ... .

               Next slide. That brings me back in Phoenix, which as Ron indicated is the primary reason we are interested in doing this transaction. The project is for the Battle Mountain complex in Nevada, that includes a now depleted Fortitude mine; the historic mining area that has hosted gold and base metal production since the 1860's. Some 3.5 million ounces of gold were produced from those mines over the years.

               The Phoenix project will essentially encompass those old mines, apply new mining recovery and reclamation technology, and revive low cost mining in the area.

               Since 1996, Battle Mountain has drilled over 500,000 feet of exploration holes and development holes. Year-end 1999, reserves were 5.7 million ounces of gold with an additional non-reserve mineralization. We believe very significant upside potential to add to that  reserve  position  ... . The project also has copper reserves of 430 million ounces.

                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 10


               Next   slide.    ...   is   in   close    proximity   to   Battle
               Mountain...property, as shown on this slide. Our Lone Tree mine and ...are only 30 miles to the northwest.

               Next slide. Pending permit approval, we are planning initial Leach production in the year 2002 by reusing the existing Leach facility. On this slide you can see the depleted Fortitude ... to the left and the existing Leach ...in the foreground. We also believe the deposit will prove to be much larger and there's significant potential of the combined Copper Canyon and copper based property.

               Battle Mountain planned a 30,000 ton per day grinding mill, gravity circuit, location plant ... incorporating large recovery process  through  ... .  Resulting  concentrate  would  have been trucked to out-of-state smelters. Cash operating cost for the projects were projected at $175 an ounce, generating an internal pretax rate of return of about 18....

               Next slide. Newmont will approve materially on those numbers. I should note that Newmont's technical team has spent several months working with Battle Mountain to understand this project, to find new ways to add value. The size of our U.S. operation adds flexibility to our plan.

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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 11

               For instance, both in the ... Canyon mine, soon to close, we can move surplus trucks and loading equipment ... for a capital savings of $25 to $30 million. The Lone Tree...will be ...and will be modified by adding the ..., FSW circuit for copper recovery, to eliminate the need for the ... process.

               This configuration eliminates smelting charges, significantly reduces transportation costs and increases recovery of both gold and copper. As a result, tax costs will be reduced by $25 an ounce, accounting for a third of the overall merger synergy of $30 million a year. In addition, our autoclave with FXEW process, chose higher gold and copper recoveries when compared to recovery rate ...

               Next slide. This is a simplified flow chart showing how ore would move through the initial grinding separation locations ... with the resulting concentrates ... the final gold and copper recovery.

               Next slide. Phoenix will produce about 390,000 ounces of gold per year, 1.3 million ounces of silver and 27.5 million pounds of copper. ... will account for 15 to 20% of gold production of the early year. Cash cost, as
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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 12

               indicated, will be in the range of $140 an ounce initially, $150 an ounce over the 13-year-life of the project.

               Capital cost will be about $200 million. Our rate of return will be appreciably higher; it should exceed 20%. They're also exploring other ways to reduce capital, including the possibility of moving some of our excess mill capacity from ...to Phoenix.
               Needless to say, our return also improves with any addition to reserves, of course at higher gold price.

               We believe the project can be permitted by mid 2001. This means that mining and leach operations can start in early 2002, and mill production in early 2003.

               Next slide. With the addition of Phoenix's lower cost ..., the Nevada cash cost will improve to less than $205 per ounce in 2003; 3% lower than the cash cost in 1999. The companies total cash cost per ounce will be approximately $165 an ounce in 2003; a 5% improvement from 1999.

               Next slide. Bruce will now add some financial flavor to the picture.

                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 13

B. Hanson      Thank you, Wayne. Now let's examine the transaction. Newmont will issue approximately 24 million shares, increasing our total outstanding by 13%, roughly 192 million this year. Regardless of the ... Canadian exchangeable shares, it is our intent to ...
               those shares into Newmont's common stock and not maintain a separate Canadian listing. We will, however, assume Battle
               Mountain's 2.3 million shares of convertible  preferred stock ...
               $7.5 million a year dividend.

               Next slide. Looking at the pro forma capital structure, we pick up Battle Mountain's long-term debt of approximately $200 million. We have talked to rating agencies, they're quite comfortable with this deal, and that does not appreciably change our net debt cap ratio. Net debt after deducting cash, the value of ... interest, is approximately 40% capitalization versus 39% of Newmont as of March 31.

               Next slide. As Wayne said, we expect ongoing savings of approximately $30 million a year once Phoenix is in full operation. Now let me break this down. We expect $10 million a year or $25 an ounce savings in cash cost in Phoenix. Actually in the first few years of Phoenix life, savings could be closer to $15 million a year or $35 an ounce. Interest paid is a $5 million savings and cost improvements and other operations, primarily

                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 14

               through  the  application  of  Newmont's  Gold Medal  Performance
               Program and through our global purchasing and e-procurement initiative.

               Finally, we anticipate saving $15 million from the closure of Battle Mountain's headquarters in Houston, the relocation of
               Battle Mountain's exploration budget, and reduced interest expense. The result is that cash costs and working capital will be reduced. Capital spending will be prioritized on a go forward basis and earnings and cash flow will be improved.

               Next slide. This is clearly a win-win deal. It adds value to Newmont and places our Nevada assets in a stronger cost and production position going forward. It's accretive to Newmont shareholders, ... reserves, production, earning and cash flow after the mill starts up in Phoenix. It also improves our net asset value per share.

               In summary, this transaction creates a stronger and more liquid company, provides benefits to shareholders for increased reserves and production, growth and higher returns from the Phoenix project, operating flexibility to create further Nevada synergies, a marginally lower political risk

                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 15


               profile, and a larger base from which we can examine further industry consolidation, as Ron discussed earlier.

               At this point in time, we're now available to respond to any questions you may have. Next slide please.

Coordinator    Our first  question  comes from Mike DeRose with Morgan  Stanley.
               You may ask your question.

M. DeRose      Good afternoon, and congratulations.  Just a couple of questions.
               Number one, could you walk us through some of the key dates for the transaction in terms of when you expect circulars to be mailed to shareholders? When Battle Mountain shareholders are going to vote and that sort of thing? Number two, I was wondering if you could talk about any sort of board changes, if any at all?
               And number three, if there's any kind of a break up fee if this doesn't proceed?

J. Baliss      Sure.  Joe Baliss  speaking.  From a timing point of view,  we've already started putting together our proxy material; it's a joint effort of both Newmont and Battle Mountain.  The variable in this process is getting them through the SEC and getting the approval.
               Our target is, as we said
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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 16

               at the press release, to have the deal closed by fall, we're looking at perhaps mid-September to early October. It's the best window we can give you right now and surely we all want to get this done as quickly as possible.

               Your second question I believe related to a break up fee, a break up fee of $16 million.

M              And the Nent board will stay as it is currently composed.

M. DeRose      Just one more  question.  In terms of the 24 million  shares that
               you're   potentially  going  to  issue,  does  that  include  the
               convertible preferreds that you were talking about?

M No. We're going to assume the convertible preferred shares, as they are, 2.3 million shares that'll be converted into Newmont convertible preferred under the same terms. Pertaining to $7.5 million worth of dividends a year.

M. DeRose      Thanks.

                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 17

Coordinator    Our next question comes from Peter Vogel with Oscar...

P. Vogel A few questions. I'm wondering could you just describe a little bit more of what led to the transaction? Obviously consolidation has been expected, especially with declining gold prices. But I'm wondering, did Battle Mountain, were they experiencing any problems developing the Arizona project?

               Obviously, it looks like you were looking to extract a lot of synergies from this area. I'm just wondering how that fit into entering into this agreement in the first place. And then if you just comment on what regulatory approvals you need to go through, whether there's anti-trust filings in various states and so forth. Thank you.

C. Ellers      I'll respond to Battle  Mountain's  incentives for  participating actively in making this transaction occur. I truly believe that if we're going to get visibility in the investment community, we have got to build strength in size and in diversity of location, and to some extent of commodity. Battle Mountain was not meeting that size criteria and we were becoming less and less visible to the investor.

                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 18

               Our Phoenix operation, on a stand-alone basis, looked very attractive, but with our debt and with the gold price it would be a prodigious undertaking for us to do that alone. With Newmont's strength and with their synergies, as Bruce pointed out, there's a tremendous savings to be made by uniting the Phoenix project with Lone Tree and Newmont's other operations.

               Now, you talked about regulatory and permitting issues...

W. Murty With respect to regulatory considerations, other than getting the proxy statements through, the merger is subject to the receipt of one-third shareholder approval. There'll be a court approved plan of arrangement in Canada, ... exchangeable share of values, Canadian subsidiary will vote on that.

               Again, we have a voting support agreement with Noranda, who controls about two-thirds of those shares. We don't anticipate there would be Hart-Scott-Rodino filings here in the United States. We don't anticipate any issues there.

Coordinator    The next question comes from Brian Christy with Canacord Capital.


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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 19


B. Christy     Good afternoon, gentlemen. A couple questions for you. Is there a
               Noranda lock up agreement? They've agreed to vote in favor, but is there any kind of agreement in place? And the Lahere position, can you maybe give us some more details there? Are these shares actually going to be sold? Is this something that you're looking at in the future to get more involved in?

               And on the Phoenix project, it's my understanding that the cap ex was around $200 million. They've cut the cap ex by about $25 or $30 million yet it's still at $200 million. I guess my read there would be that you're going to have to make modifications to Lone Tree and that'll be the difference. Can you maybe clarify that please?

M We do have a lock up agreement with Noranda, a voting support agreement, that's tied right back into the conditions of the merger agreement itself. Lahere, we'll wait until we close the transaction. We're familiar with the Lahere project, but we want to continue to look at it from Newmont's standpoint to see if it does or does not fit into our strategy going forward, and really no decisions have been reached on that.

                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 20

M And finally in regards to the capital expenditures at Phoenix, your assumption was correct. We do have additional capital in terms of the FXEW circuit at Lone Tree.

M But I think the original Battle Mountain estimate was in excess of $200 million.

M              Yes, with the upgrades.

M              Yes, with the upgrades.

B. Christy     Thanks, gentlemen.

M              Thank you.

C. Ellers      Thanks, Brian.

Coordinator    Our next question comes from Thomas McNamara with CIBC.

T.McNamara     Good afternoon.  A couple of questions.  Can you comment on NOL's in Nevada that you made, and what you can do with those potentially from

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                                                      NEWMONT MINING CORPORATION
                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
                                                                         Page 21


               Battle Mountain? And secondly, some other technological aspects that you can bring, whether they be in Latin America or underground expertise that Battle Mountain may bring to Newmont. Just some general comments on that.

M              In regards  to the NOL's in Nevada  that's  something  that we'll
               examine  on  an  ongoing  basis.   But  there  may  be  some  tax
               opportunities as we look forward.

M With the operating synergies, as far as the client goes, if you take Cordacoyo and Yatacocha, they're both at high elevations in South America, they both have ... foundations. There's a lot of things that we can learn from one another there. ...at Cordacoyo has the ...and the ... . Newmont has a lot of  expertise  in this area.

               When we take a look at the underground operation, one of the things that I'm proud of with Battle Mountain Gold is we've been recognized as being good underground miners. That's one of the things we bring to the table. Overall, I think it's an excellent fit going forward.


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T. McNamara    Enough to say that there's a good upside in actual dollar synergy numbers?

M I believe this is going to be a, I really believe in my own mind that there's a lot more out there with Phoenix.

M And certainly the opportunity we have for purchasing across the company I think will be very good ground for us. But also, I think, as John said, the underground expertise is something that certainly Newmont can benefit from. And I think to look at the exchange of technology here will also be an excellent fit.

T. McNamara    Thanks a lot.

M              Thanks, Tim.

Coordinator    Our next  question  comes from Steven  Walker  with RVC  Dominion
               Securities.

S. Walker      Yes. Thank you,  gentlemen.  Just to follow up to Tom's question.
               Bruce as I understand it, the synergies do not include any potential Battle

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               Mountain tax loss carry forwards, but they are in fact, after tax considerations with respect to Newmont?

B. Hanson      They're entirely pretax synergies.

S. Walker      Those are pretax.  Great, thank you very much.

Coordinator    The next question comes from Ed Dean with First Albany.

E. Dean Yes, just a question on the global Mountain debt. At what level in the corporate structure will those debts be assumed?

M Initially they'll be assumed at the Battle Mountain level, which will become a wholly-owned subsidiary of Newmont Mining.

E. Dean So, there will be no obligation, direct obligation at Newmont Gold or Newmont Mining level?

M Yes. We will guarantee that the entire sum of it, part of the synergies here are, it's a fact that we have a much lower borrowing rate than Battle Mountain does currently. Spread on our revolving credit facilities about

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               20 basis  points over LIBOR,  and my  understanding  is that that amount is paying about 150 basis points over LIBOR.

E. Dean So that the outstanding Battle Mountain debt will become the obligation of Newmont Mining or at Newmont Gold. Is that correct?

M It will be an obligation of Newmont Mining, it will be guaranteed by Newmont Mining.

E. Dean        Thank you very much.

Coordinator    Our next question comes from Victor Flores with HSBC.

V. Flores      Good  afternoon,  gentlemen.  Just  coming  back  to  the  issue, unfortunately of these convertibles and the taxes, are there any other clear tax synergies? And secondly, could you give us a bit of an explanation on exactly what you are going to do with some of these preferred issues outstanding? There's the 2.3 million shares of convertible preferred and there's also the subordinate debentures, which are also convertible; both are way out of the money, but these things don't go away and when they


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               come due,  people are going to want to get paid.  What exactly do you have in mind for these?

M Both of those we'll assume, both the convertible preferred and the convertible debt issue.

V. Flores      So they're not going away in any way, shape or form?

M              No.

V. Flores      And on the taxes, is there anything else you can add, Bruce?

B. Hanson      ... it's on going  evaluation  in regards to taxes and we'll have to look at it more closely at the end of the year.

V. Flores      Okay, great.  Thanks.

Coordinator    The next question comes from Peter Stripey with Catalyst Fund.

P. Stripey     Can you give us an update on the Crown Jewel project?

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M              We're  continuing  to appeal  the  Washington  Pollution  Control
               Board, the adverse decision, and that isn't changing. We at Crown Resources are working to try to get the permitting back on the track that we had it on before that ruling. So, the appeal's in place and we'll continue.

M I would just say, from Newmont's standpoint, we've not had much of an opportunity to talk with management at Crown Resources. We have been in touch with them this morning as a courtesy, but we will continue our dialogue with them as the transaction proceeds and make our evaluation as to where we will or would not go.

P. Stripey     Thank you.

Coordinator    Our next question  comes from Fred Araman with Brane,  Murray and
               Company.

F. Araman      Gentlemen,  can you  tell us how you  arrived  at the  negotiated price? What valuations you used to arrive at that number?

M Both companies took a look at the financial and property situation going forward, including the anticipated synergies and ran typical accretion

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               dilution analysis and contribution analysis and looked at it from
               a  strategic  perspective,   going  forward,  for  both  sets  of
               shareholders.

F. Araman      Could you give us any more  details on that?  For  example,  what kind of valuations you put on the reserves, Battle Mountain reserves?

M Clearly, you can look at the market capitalization, post transaction, and divide it by existing reserves.

F. Araman      Thank you.

Coordinator    The next question comes from Michael Fowler with Research
               Capital.

M. Fowler      Yes.  I've got a number  of  questions.  First  off,  in terms of mergers and acquisitions charges or write-offs associated with the transaction, I remember Santa Fe was one of the big write-offs that you made after the merger. Do you anticipate any large expenses or write-offs associated with this transaction?

M We anticipate transaction costs of approximately $35 million associated with this transaction.

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M. Fowler      So $35 million  will be expensed in the fourth  quarter.  Is that right?

M              Whenever it closes.

M. Fowler      Next  question.  You're  saying this is going to be  accretive to
               Newmont shareholders in terms of earnings and net asset value. I quibble a bit with the net asset value business, but in earnings, Battle Mountain's actually making sizeable losses. So, how do you explain the accretion in earnings?

M              It's predominantly related to synergies.

M. Fowler      Pardon me?

M              Predominantly related to the synergies of the transaction.

M. Fowler      Let me understand  the tax losses at Battle  Mountain,  Bruce.  I might have missed it, but how much tax losses can you use?

B. Hanson      That's  something  that's still under evaluation at this point in time.


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M. Fowler      And a question about the debt situation of the company.  Ron, you said that one of the purposes of the transaction is to actually become financially stronger; in fact, you're increasing the debt of the company. How do you explain that?

R. Kembley     Well,  we didn't  increase  it, it went up pro rata.  In essence, we're basically at the same level of debt to capitalization as we were before. When you look at the company,  the resulting company with a stronger  reserve base and a stronger  production base, we think we are better  positioned with the combination  than we are without it. ... available  operating cash flow over the next five to ten years; we're a better, a stronger company with it, with the merger.

M. Fowler      Will you have any restricted cash at the end of this transaction?

M              No.

M. Fowler      Last  question.  In  terms  of  management,  is  it  going  to be essentially Newmont management, which is the longer-term entity?

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M              Well,  obviously  Newmont is  contributing  87% of the asset base here; it'll be predominantly a Newmont management base. As in any merger, there are not only assets that come in play, you look at your people as well. And we would expect to hopefully attract some of the creative and bright professional staff of the Battle Mountain people to join us. We've got a larger company to run with operations far away from where we're operating now. And with a larger company to run, we'll obviously need some help.

M. Fowler      Well, thank you very much.  Good luck.

M              Thank you.

Coordinator    Our next  question  comes from  Adrian  David,  Global  Strategic
               Management.

A. David Yes. Good afternoon. I had a couple questions if I may, for the Newmont people primarily. You put a lot of emphasis on the Phoenix project. I wonder if it's possible for you to kind of categorize or give us your top two or three other Battle Mountain assets that you think are attractive; whether they're mines or whether they're exploration projects.


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               And then the second question on a different  issue. You mentioned a couple of times at the beginning of this presentation and right at the end, but this might be a base for further consolidation. Is that something that you care to expand on? Are we expecting something again in the near term?

M Adrian, we're probably a little paranoid at looking at Phoenix because it's the largest of the contributors to the reserve base that we are going to acquire. Also, in our backyard it allows us to utilize the significant investment we have in Nevada.

               And it brings about a lot of synergies, and basically, I think, it falls in the category of just being good business. It's the kind of thing that we think that not only Newmont should be doing but all mining companies should be doing, in utilizing their current infrastructure rather than throwing new capital into this business.

               Looking at other assets, clearly the Canadian assets are excellent. They're low cost, they're good cash flow generators and it's an area where we're not currently a participant, so obviously, it gives us another base in


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               another  region.  We look  forward  to seeing  how we can grow or optimize those operations.

               Relative to further consolidation, we just continue to say that in this industry we've been fragmented. We've not been able to discipline this industry from throwing capital projects from bringing production on when it wasn't justified. We think that the growth of a fewer larger companies can bring some more discipline and give our shareholders a better return.

A. David       Thank you.

Coordinator    Our next question comes from David Maluley with Scotia Capital.

D. Maluley     Hi. I've got a couple questions with regards to just the progress with some of the deposits. First of all, with Yeyagwa, I was wondering with regards to your expertise in bio-heat bleaching, will you be able to advance this faster than Battle Mountain has done currently?

               Secondly, with regards to the modifications which will have to be carried out at Lone Tree for processing the concentrate from Phoenix, does this preclude any processing of refractory ores elsewhere from the state? And

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               the last  question is, are the  liabilities  associated  with the closure of Hemlo and Curacoyo. Can you quantify those?

M Okay. Let's talk about the liabilities. The liabilities are consistent with the views of what Battle Mountain had previously, we've done some due diligence, and we've looked at some different options in terms of closure of plants there.

               In regards to the Lone Tree autoclave situation, I believe that we have the capability to continue to run refractory ... through that circuit. We would just not run the solid liquid separation and just go straight to CIL.

               And the first question, Yeyagwa, clearly we'll look at the opportunities to bring Newmont technology and expertise to bear there. I think it's a project that continues to evolve in terms of ... and cost structure, and obviously the combined expertise of Battle Mountain and Newmont there, will give it a better chance of ultimately succeeding.

D. Maluley     With regards to the  liabilities  that Golden Giant and Curacoyo, can you quantify those for me because I just don't recall what they are?


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M              Golden  Giant it's been  approved and all the funding is in place for that. That's taken care of that right now. Curacoyo we haven't looked at. We see a long-term closure plan that would require anywhere from $20 to $30 million.

D. Maluley     And I kind of missed Mr. Key's comment on Golden Giant.  How much was that?

J. Baliss      It's Joe Baliss, David. I don't have the number off the top of my head but it's consistent with what's in our 10K statement.

D. Maluley     And for Lone Tree, are there any capital investments  required to make this conversion?

M Yes. There's the addition of the Lone Tree FXEW circuit. That is roughly what, $25 million?

D. Maluley     And one last one.  What is the  residual  capital on Crown  Jewel now?

M              There is none.



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M              We wrote  that  off,  David,  and  we're  appealing  the  adverse decision that we received at the Pollution Control Board.

D. Maluley     Thanks a lot.

M              Thank you.

Coordinator    Our next question comes from Victor Flores with HSBC.

V. Flores      Sorry to come back  again.  Someone  asked the  question  about asset disposals and I was just wondering if you could remind us what U.S. GAAP says, as far as pooling transactions and what you can do and when, going forward? I think it's 12 months, but refresh my memory please.

M It's actually two years, and we cannot have a significant asset disposal within that two-year horizon. And the steps get fairly complicated but you look at 10% of assets and you look at 10% of income ...

V. Flores      And as far as entering  into a  subsequent  pooling  transaction, that all ends when they change the  accounting  rules  anyway but
               ...

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M              We have  entire  flexibility  to enter  into  subsequent  pooling transactions so long as...

(dictation is cut off)

W Good afternoon. Can you talk about the preferred shareholder approval that's required? What approval level you need and what's the ownership of those preferreds and whether or not there's been approval acquired by your debenture holders.

M There is no approval required by the debenture holders. The convertible preferred shareholders will have a vote on the transaction.

W So, it's like a 66 2/3 approval, they vote all by themselves, separate from the common?

J. Baliss      Two-thirds  of the  class,  Joe Baliss  speaking,  of the
               holders of the convertible preferred, and they'll be voting to approve the conversion of those preferreds from Battle Mountain paper to Newmont paper, bearing essentially identical terms.

W              Oh, great. Thank you very much.


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Coordinator    Our next question comes from John Hill with Salomon Smith Barney.

J. Hill Thank you very much. I just wanted to follow up on Victor's question with regard to pooling accounting on this transaction. Is this contingent on gaining pooling and if you're unsuccessful in pooling a transaction will it still be accretive?

J. Baliss      This is Joe Baliss, just with respect to the pooling issue, a lot of work as been spent by both Battle Mountain and Newmont with our respective auditors, and we're highly confident that the transaction will be poolable, which is a condition of the merger agreement. But given the amount of work that's been done today, I think we can both say that we are highly confident that we will get the treatment we are seeking.

J. Hill I understand that, but if you're unsuccessful what are we looking at in terms of dollar values and is the transaction still accretive?

M              It's a condition of the merger.

J. Hill        It is a condition of the merger?


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M              Yes.

M              Yes.

J. Hill So in other words, if you're unsuccessful the deal is off. Second question is, I guess really from the Battle Mountain side, certainly shareholders are getting a higher quality stock and a part of a stronger company, as spelled out in the press release, but the share exchange ratio .105 looks a little low; we were that high in February. We were up to .15 last October, November and spent all of '98 above .2. I'm really just wondering what drives such a low share exchange ratio?

M I guess, from Battle Mountain's perspective, we think it's an appropriate exchange ratio, we think, looking forward, that the synergies that can be realized by the companies coming together and merging are tremendous. There are not an awful lot of mining transactions that have such attractive synergies as this transaction. And there will be further benefits to the Battle Mountain shareholders after the deal.

J. Hill Very good. We've just had a lot of feedback; that just looks like a low multiple. Obviously, both companies will benefit from a rising share
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               price.  That  would  seem to me to be the type of  multiple  that would be driven by some sense of urgency and I'm still struggling to understand what was the immediacy driving a transaction at such a low exchange.

M John, we've been working together for some time on this and the premium of course, is going to vary with the day. We've both had fairly volatile stocks; at the time of the announcement it's a 25% premium. I regard that as an eminently fair deal for Battle Mountain shareholders, and particularly in light of the quality of the stock we will be receiving in the exchange.

               You're seeing everything from no premium transactions to what some regard as an almost irresponsible premium transaction. We have worked together and I think we've come up and negotiated with one another a deal that's fair to both sides.

R. Kembley     John,  this is Ron.  I'd  just  like to add not  talking  to this premium but talking to the concept of premiums in the gold industry, a big part of the problem in this industry in my judgment, has been the last ten years. We've seen some absurd premiums paid, where the acquirer certainly was not left in a position to make any money. We've seen premiums that just

                                                      NEWMONT MINING CORPORATION
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               couldn't be  justified on any  financial  basis when our industry had a mentality of growing regardless of value creation.

               Maybe you ought to look at this premium as being better business sense and ... consolidation and reasonable premiums where not only current shareholders but future shareholders have a fair shake in this. This is good for our industry longer term.

J. Baliss      John,  it's Joe Baliss.  You just made one other comment that you looked back in terms of the relative values of the stocks back in '98. I think if you look back and see what's happened since '98, you'll see that we were faced with the adverse rulings at Crown
               Jewel that impacted our company certainly going forward and you'll see that Newmont has done an excellent job bringing on...and putting in into production. I think that explains some of the difference right there certainly looking at those historic numbers.

Coordinator    Our next question comes from Michael Enso with Davidson  Kempner.
               You may ask your question.



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M. Enso        Good  afternoon.  I wanted  to just  follow up on  something  you mentioned at the end of the call. You stated that the deal led to reduced political risk. I'm wondering if you could elaborate on that?

M It's marginal decrease in kind of an overall global political risk profile. From the standpoint of post transaction, 56% of the combined reserves will be located in North America as compared to 52% of Newmont reserves being located in North America.

M If you deem North America to be a lower political risk, which I guess you could debate, I guess that as a North American that's sort of our mentality, then we have a greater collection of our assets with the acquisition of the Canadian and U.S. assets.

M. Enso Right. Secondly, if you could just go through, and I know you probably mentioned this. I didn't get on until a few minutes ago, unfortunately. If you could just go through the Canadian approval if necessary...for the court approval?

J. Baliss      Baliss This is Joe Baliss speaking. The exchangeable shareholders will be voting at the same meeting as the common shareholders to approve the


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               transaction and that's the simple majority of the shares as well.
               The exchangeables will also be voting as a separate class to approve their exchangeable shares, which is Newmont common shares, that will require two-thirds.

M. Enso        But the common needs 50%?

J. Baliss      That's  right.  But you have to  remember  because of our capital structure, it essentially, even though we have about 98 million exchangeables outstanding and the balance of the 230 million are common, the exchangeable shareholders vote together with the common shareholders at one meeting to approve the transaction.

               But the second vote of the exchangeable shareholders alone is simply to approve the exchange of the Canadian exchangeable for the Newmont common, and that will require two-thirds of those voting.

M              Of which Nnda is approximately two-thirds already.

M. Enso        Noranda is two-thirds of the exchangeable or the common?

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M              The exchangeable, 28% of the federal common.

M. Enso        So in other words that one's done?

M              That's correct.

M. Enso        Common is the only one that you have to get real approval for?

M              Yes.

M. Enso        Okay, thanks.

Coordinator    Our next question comes from Joyce Choi with Morgan Stanley.

J. Choi Hi. I was calling in regards to the bond issues. You'd mentioned that Newmont is plus 20 over LIBOR and for Battle Mountain plus
               150. What does that mean for Newmont shareholders once Newmont takes over the debt obligations of the Battle?

M That credit spreads on existing revolving debt. It's not the bond.

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J. Choi        I'm sorry, could you repeat that again?

M Those are the credit spreads on our existing credit facilities, on the revolving debt facilities. It doesn't refer specifically to the convertible debt issue.

J. Choi I also want to confirm that the rating agencies don't plan on changing your ratings or outlooks after this?

M We've had discussions with the rating agencies and we anticipate a reaffirmation of our ratings.

J. Choi        Thank you.

Coordinator    Our next question comes from Jason Capallo with Tutor  Investment
               Corporation.

J. Capallo     Hi. I may have missed this,  and I apologize if I did.  What were the gold and copper price assumptions you used to come up to your accretion dilution analysis on any of the in cash flow net earnings?

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                                                                         Page 45



M              We used $300 an ounce on gold and $.90 a pound on copper.

J. Capallo     What  would the  numbers  look like at  either  today's  gold and copper prices or the forward curve?

M              Well,   generally  in  terms  of  the  transaction  because  it's
               accretive, it's a new line of production basis, there's more leverage to Newmont shareholders as prices increase and it becomes less accretive as prices decrease. But it's still accretive at ... .

J. Capallo     Accretive at 285?

M              Yes.

J. Capallo     Okay.

M              Not very far from 300.

J. Capallo     Is there any  production  that  wouldn't  go forward  from Battle
               Mountain at today's gold prices to get to your synergy? And would that affect your synergy number?



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                                                         Moderator:  Jack Morris
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M              I  think  all  of  Battle  Mountain's   current   operations  are
               generating positive cash flow and will continue to operate.

J. Capallo     Thanks.

Coordinator    Our next question comes from Mark Smith with First Associates.

J. Capallo     Yes,  hi,  gentlemen.  Just a  quick  question.  Perhaps  my ears deceive me but when you were speaking about the liabilities at Golden Giant, you mentioned the possibility of mergers in those operations there as a way of solving those liabilities. Could you elaborate on that?

M I think in the context of liabilities at Golden Giant, we're simply sticking with respects to the ultimate reclamation of closure ... .

M. Smith       I see.  Thank you very much.

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                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
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Coordinator    Our next question comes from Craig Miller with BMO Nesbitt Burns.

C. Miller      Yes. I wonder if you could say anything about  rationalization of all the assets which you'll have going  forward after the merger?
               Any plans for sales of assets or out right closures?

M I think at this point in time we're looking at all the assets from the staff point. If there's cost improvement to rationalization efforts that can be made with the neighbors that sort of thing but we do not have specific plans to shut down properties or to sell properties at this point.

C. Miller      Thank you.

Coordinator    Our  next  question  comes  from  Michael  Schecter  with  Mentor
               Partners.

M. Schecter    Yes.  The  preferred is that a separate  class vote?  And also is
               this  an  auction   process  or  what  is  the   genesis  of  the
               transaction?

M              I'm sorry.  We could not quite hear your question.

M. Schecter    The preferred is that a separate class vote?

M              Yes, it is.

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                                                         Moderator:  Jack Morris
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M. Schecter    And also what was the  genesis of the  transaction?  Did  Newmont approach Battle? Was it an auction process?

J. Baliss      It's Joe Baliss speaking. I think it was a recognition by Newmont that Battle Mountain working away on the Phoenix project near its own Nevada operation and interest to come and take a look at it and then a willingness by Newmont to share the results of their analysis with Battle Mountain and say to Battle Mountain's management, look at the synergies we could achieve if we could do something together. I think we've spent a number of months exploring that and sharing that information. That's how the transaction developed.

               Michael, I'd just add that with our large investment there and our large land position, we're obviously keeping a keen eye on all phases of development in that district. And because we feel that we have something to add to basically anything that's discovered or that is undergoing development or that's in operation. So this was not an unusual thing; it's something that we do on a day-to-day basis.

M. Schecter    Is that  preferred  vote a condition  of the  merger?  And if you don't  get  it,  what  is the  outcome?


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                                                         Moderator:  Jack Morris
                                                     June 21, 2000/1:00 p.m. CDT
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M              If we do  not  get  the  convertible  preferred  vote,  it is the
               intention  to  add  that   convertible   preferred  remain  at  a
               subsidiary level and...

(dictation is cut off)